Filed by Kentucky River Properties LLC
                           Pursuant to Rule 425 under the Securities Act of 1933
                                Subject Company: Kentucky River Coal Corporation
                                              Commission File Number: 132-______



                           (KENTUCKY RIVER LETTERHEAD)

                                February 14, 2002

TO THE SHAREHOLDERS:

         Enclosed is a press release issued today announcing our proposed corporate restructuring to convert to S corporation tax status.

         The conversion to S corporation tax status will eliminate most of our corporate level tax and increase income available for distribution to shareholders. In addition, S corporation tax status should enable us to be more competitive in acquisition of additional properties to replace those being depleted.

         Because applicable tax rules limit an S corporation to no more than 75 shareholders, we are proposing a two tiered structure. We will transfer our assets and liabilities to a newly created limited liability company subsidiary, Kentucky River Properties LLC, that will become the operating entity for our business. Some of our shareholders will have the opportunity to remain shareholders in the S corporation. All of our shareholders will have the opportunity to receive cash for their shares and the opportunity to invest in our limited liability company subsidiary.

         In the restructuring, up to 70 shareholders will remain Kentucky River Coal Corporation shareholders and all other shareholders will receive $4,000 in cash per share and a subscription right to purchase membership units in the limited liability company subsidiary that will hold and operate our business.

         The restructuring is subject to approval by holders of two-thirds of our outstanding common shares as well as a majority of those shares held by shareholders receiving cash and a subscription right in the restructuring who are present and voting, in person or by proxy, at the special meeting we will call to vote on the restructuring. The restructuring is also conditioned on holders of at least 65% of the outstanding common shares electing to remain as shareholders in the S corporation. In addition, the restructuring is subject to customary closing conditions. Consequently, there can be no assurance that we will complete the restructuring.

         We anticipate calling the special meeting of shareholders to consider the restructuring in June 2002. Before the meeting, we will send you a proxy statement/prospectus that will describe in detail the proposed restructuring.

James G. Kenan, III                                  Fred N. Parker
Chairman                                             President and CEO

         This letter does not constitute a solicitation of proxies or an offer of any securities for sale. Kentucky River Properties LLC, a wholly-owned subsidiary of Kentucky River Coal Corporation, intends to file with the Securities and Exchange Commission a Registration Statement, that will contain the prospectus of Kentucky River Properties LLC relating to the subscription rights to be issued in the restructuring and the related membership units, and the proxy statement of Kentucky River Coal Corporation relating to the special meeting of shareholders at which the restructuring will be considered and voted upon by the shareholders, as well as other relevant documents concerning the proposed restructuring. Shareholders are urged to read the proxy statement/prospectus along with any other documents filed with the SEC when they become available because they will contain important information. You will be able to obtain a free copy of the Registration Statement, including the exhibits filed therewith at the SEC's website at www.sec.gov. In addition, you may obtain the proxy statement/prospectus and other documents filed with the SEC free of charge by requesting them from the Corporate Secretary in writing at Kentucky River Coal Corporation, Attention: Corporate Secretary, 200 West Vine Street, Suite 8-K, Lexington, Kentucky 40507, or by telephone at (859) 254-8498.

FOR IMMEDIATE RELEASE
CONTACT: Carroll R. Crouch
         (859) 254-8498



                    KENTUCKY RIVER COAL CORPORATION ANNOUNCES
                       CORPORATE RESTRUCTURING TO CONVERT
                           TO S CORPORATION TAX STATUS


         Lexington, Kentucky -- February 14, 2002. Kentucky River Coal Corporation today announced that its board of directors approved a proposed corporate restructuring to convert to S corporation tax status in which up to 70 shareholders will remain as shareholders and all other shareholders will receive $4,000 in cash per share and a subscription right to purchase membership units in a limited liability company subsidiary that will hold and operate the company's business.

         "The conversion to S corporation tax status will eliminate most corporate level tax and increase income available for distribution to shareholders," said James G. Kenan, III, Chairman. "In addition, S corporation tax status should enable us to be more competitive in acquisition of additional properties to replace those being depleted."

         "Because applicable tax rules limit an S corporation to no more than 75 shareholders, we are proposing a two tiered structure," Mr. Kenan continued. "We will transfer our assets and liabilities to a newly created limited liability company subsidiary, Kentucky River Properties LLC, that will become the operating company for our business. Some of our shareholders will have the opportunity to remain shareholders of the company as an S corporation. All of our shareholders will have the opportunity to receive cash for their shares and the opportunity to invest in our limited liability company subsidiary," Mr. Kenan stated.

         The company stated that the S corporation shareholders will be the 70 shareholders who (i) hold of record the highest percentage of the outstanding common shares at the close of business on the election deadline; (ii) are eligible to be shareholders in an S corporation; and (iii) return by the election deadline required documentation which will include an election to remain a shareholder, a consent to the election of S corporation status and a shareholder's agreement that will contain provisions intended to protect the company's S corporation tax status. The election deadline will be seven days before the special shareholder meeting to approve the restructuring.

         All other shareholders will receive $4,000 in cash per share and a subscription right to purchase a number of membership units in the limited liability company subsidiary up to the number of common shares they hold at the time of the merger of a wholly owned merger subsidiary into the company that will take place to effect the restructuring. The exercise price of the subscription rights will be $4,000 per membership unit. The subscription rights will become exercisable on the later of December 1, 2002 or 120 days after the merger and will be exercisable for a 30-day period thereafter, in whole or in part. The subscription rights will not be transferable and may be exercised only by the shareholder to whom issued or that shareholder's heirs or successors.

         The company also stated that its board of directors has received opinions with respect to the restructuring from its financial advisors, Stout Risius Ross, Inc. and J.J.B. Hilliard, W.L. Lyons, Inc. Stout Risius Ross, Inc. has delivered its opinion to the board that the terms and conditions of the restructuring are fair, from a financial point of view, to the shareholders who remain shareholders in the company as an S corporation. Hilliard Lyons has delivered its opinion to the board that the cash and subscription rights to be received by the other shareholders in the restructuring is fair to those shareholders from a financial point of view.

         The company stated that the restructuring is subject to approval by holders of two-thirds of its outstanding common shares as well as a majority of those shares held by shareholders receiving cash and a subscription right in the restructuring who are present and voting, in person or by proxy, at the special meeting called to vote on the restructuring. In addition, the company stated that the restructuring is conditioned on holders of at least 65% of the outstanding common shares electing to remain as shareholders in the S corporation. The company also noted the restructuring is subject to customary closing conditions. The company stated that in view of these conditions there can be no assurance that it will complete the restructuring.

         The company stated that it anticipated calling a special meeting of shareholders to consider the restructuring in June 2002. If the shareholder meeting is held at that time and the restructuring approved, the company indicated the subscription rights would become exercisable in December 2002 and the company would elect to be treated as an S corporation for federal income tax purposes beginning in January 2003.



                                       ###

         This press release does not constitute a solicitation of proxies or an offer of any securities for sale. Kentucky River Properties LLC, a wholly-owned subsidiary of Kentucky River Coal Corporation, intends to file with the Securities and Exchange Commission a Registration Statement, that will contain the prospectus of Kentucky River Properties LLC relating to the subscription rights to be issued in the restructuring and the related membership units, and the proxy statement of Kentucky River Coal Corporation relating to the special meeting of shareholders at which the restructuring will be considered and voted upon by the shareholders, as well as other relevant documents concerning the proposed restructuring. Shareholders are urged to read the proxy statement/prospectus along with any other documents filed with the SEC when they become available because they will contain important information. You will be able to obtain a free copy of the Registration Statement, including the exhibits filed therewith at the SEC's website at www.sec.gov. In addition, you may obtain the proxy statement/prospectus and other documents filed with the SEC free of charge by requesting them from the Corporate Secretary in writing at Kentucky River Coal Corporation, Attention: Corporate Secretary, 200 West Vine Street, Suite 8-K, Lexington, Kentucky 40507, or by telephone at (859) 254-8498.